Exhibit 99.1

Kingsway Announces Final Full Year Results

TORONTO, March 31 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced its financial results for the fourth quarter and year ended December 31, 2010. All amounts are in U.S. dollars unless indicated otherwise.

The Company reported a net loss of $46.3 million or a loss of $0.89 per share diluted for the fourth quarter and a net loss of $38.2 million or a loss of $0.73 per share diluted for the year.

September 30, 2010 shareholders' equity was $149.9 million and book value per share was $2.88. After reflecting the sale of American Country Insurance Company and American Service Insurance Company, Inc. and the fourth quarter results the shareholders' equity at December 31, 2010 is $94.8 million and book value per share $1.82. The changes in book value, as previously announced are, due to:

•	Approximately $21 million of loss reserve strengthening in the Company's insurance subsidiaries, primarily in Universal Casualty Company, related to periods prior to fourth quarter 2010;
•	Approximately $10 million of non-cash impairments and adjustments to certain operating assets and liabilities;
•	Approximately $9 million relating to the disposition and fourth quarter operating results of American Country Insurance Company and American Service Insurance Company, Inc.;
•	With the remainder from fourth quarter results of operation and expenses of the holding company including interest expense.

Effective with the release of its first quarter 2011 financial results, Kingsway will be required to report under the principles of International Financial Reporting Standards, or IFRS. Under IFRS, the Company will record its outstanding debt at fair market value rather than cost. Based upon market data available at the time of today's release, the Company estimates the difference between debt at cost and debt at fair market value to be approximately $50 million. The Company's December 31, 2010 book value per share is $1.82, but, after reporting under IFRS, book value will increase by approximately $0.97 before taking into account the effect of income taxes on the fair value adjustment. This will result in pro forma book value per share of approximately $2.79 before any potential tax effects.

Major events for 2010:

•	On March 29, 2010 the Company closed the sale of Jevco Insurance Company for C$263.3;
•	The Company repurchased $143.3 million of its debt in 2010, which resulted in a gain of $19.2 million;
•	On June 30, 2010 the Company acquired a 100% interest in JBA Associates, Inc. a managing general agency specializing in assigned risk automotive insurance;
•	On December 31, 2010, the Company closed the going-public transaction involving its subsidiaries American Country Insurance Company and American Service Insurance Company, Inc.;
•
During the year, the Company completed the purchase of 1,500,000 Kingsway Linked Return of Capital ("KLROC") units. As a result, the Company beneficially owns and controls 2,333,715 units of KLROC Trust representing 74.8% of the issued and outstanding units. The Company consolidated the KLROC Trust which resulted in a gain on consolidation of $17.8 million in 2010;

•
On June 14, 2010, the Company announced its intention to sell its wholly owned subsidiary, Mendota Insurance Company ("Mendota").  Following a lengthy process, Kingsway is no longer pursuing the sale of Mendota after its attempts did not yield an acceptable offer.  Kingsway is refocusing Mendota to operate on a smaller and more profitable premium base beginning in 2011.

Operational results for 2010:

•	Net loss of $54.0 million was recorded in the US segment for 2010;
•	Net loss of $7.1 million was recorded in the Corporate segment for 2010;
•	91.6% of gross premiums written in 2010 were generated from non-standard automobile, the core line of business;
•	Investment income increased to $16.4 million in 2010 compared to $0.1 million in 2009.

Dividend

The Board of Directors has decided that a dividend will not be declared for the fourth quarter of 2010

Financial Results

	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Gross premiums written	$45.4	53.8	(15.6%)	$214.0	261.9	(18.3%)
Net premiums earned	50.4	51.8	(2.7%)	222.5	298.2	(25.4%)
Underwriting profit (loss)	(46.9)	(53.9)	13.0%	(108.4)	(86.1)	(25.9%)
Investment income (loss)	1.4	(14.6)	n/m	16.4	0.1	n/m
Net realized gains (loss)	2.7	-	n/m	9.2	11.0	(16.4%)
Loss from continuing operations	(45.1)	(70.9)	36.4%	(61.1)	(69.6)	12.2%
Net loss	(46.3)	(75.5)	38.7%	(38.2)	(290.3)	86.8%
Diluted loss per share- continuing operations	(0.87)	(1.37)	36.5%	(1.17)	(1.29)	9.3%
Diluted loss per share- net loss	(0.89)	(1.46)	39.0%	(0.73)	(5.38)	86.4%
Loss ratio	139.5%	87.9%	51.6%	96.5%	79.4%	17.1%
Expense ratio	53.5%	116.2%	(62.7%)	52.2%	49.5%	2.7%
Combined ratio	193.0%	204.1%	(11.1%)	148.7%	128.9%	19.8%
n/m- not meaningful

Fourth Quarter Results

Gross premiums written in the fourth quarter of 2010 decreased by 15.6% to $45.4 million compared to $53.8 million reported in the fourth quarter of 2009. The decrease is due to the various steps taken to discontinue unprofitable programs and the discontinuation of the managing general agent distribution channel for non-standard automobile insurance and the move away from higher limit commercial business.

Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment.

Net premiums earned were $50.4 million in the fourth quarter of 2010, a decrease of 2.7% compared to $51.8 million for the fourth quarter of 2009. This decrease is attributed to the same factors as those for gross premiums written as described above.

The combined ratio was 193.0% in 2010 compared with 204.1% in 2009, which produced an underwriting loss of $46.9 million compared with a loss of $53.9 million in 2009. The underwriting loss in 2010 is primarily a result of the increase in the loss ratio to 139.5% from 87.9% due to unfavourable development on the non-standard automobile line of business which relates primarily to business written at UCC and continuing elevated loss ratios at Amigo. Also contributing to the decrease in the underwriting loss is a decrease in the expense ratio to 53.5% from 116.2%, primarily due to costs associated with the transformation program and increased legal and other professional fees in 2009.

Investment income increased to a gain of $1.4 million in the fourth quarter of 2010 compared to loss of $14.6 million for the fourth quarter of 2009, primarily due to foreign exchange loss recorded as part of miscellaneous investment.

In the fourth quarter of 2010, the Company had net realized gains of $2.7 million, as compared to nil in the fourth quarter of 2009. The realized gains in the fourth quarter of 2010 pertain to disposal of securities in the Company's fixed income portfolio.

In the fourth quarter of 2010, we incurred a loss from continuing operations of $45.1 million compared to a loss from continuing operations of $70.9 million in 2009. The loss in the fourth quarter of 2010 is largely due to underwriting losses. The loss in the fourth quarter of 2009 is largely due to underwriting losses, a significant decline in investment income due to foreign exchange losses and lower yields on a smaller portfolio.

In the fourth quarter of 2010, we incurred a net loss of $46.3 million compared to net loss of $75.5 million reported for the fourth quarter of 2009. The diluted loss per share was $0.89 in 2010 compared to diluted loss per share of $1.46 for 2009.

For the years ended December 31, 2010 and 2009

Gross Premiums Written

During the year ended December 31, 2010, gross premiums written were $214.0 million compared to $261.9 million for the year ended December 31, 2009, representing an 18% decrease.

The decrease in gross premiums written is due to significant reductions in premium volumes in the non-standard and commercial automobile lines of business. The reduction in non-standard automobile premium is due to the various steps taken to discontinue unprofitable programs and the discontinuation of the managing general agent distribution channel, primarily at UCC. Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.

The reduction in commercial automobile premium represents the Company's move away from higher limit commercial business.

Net Premiums Written

Net premiums written decreased 25% to $203.7 million for the year ended December 31, 2010 compared with $273.1 million for the year ended December 31, 2009. This decrease is attributed to the same factors as described in the 'Gross Premiums Written' section above.

Net Premiums Earned

Net premiums earned decreased 25% to $222.5 million for the year ended December 31, 2010, compared with $298.2 million for 2009. This decrease is attributed to the same factors as described in the 'Gross Premiums Written' section above. The extent of the decrease is mitigated by the larger volume of business written in 2009 which is partially earned in 2010.

Investment Income

Investment income, excluding net realized gains, increased to $16.4 million in 2010, compared to $0.1 million in 2009.  The increase in investment income is due to $2.2 million of foreign exchange gain as compared to $12.9 million of foreign exchange loss in 2009 and to lower yields and a reduction in the duration and risk profile of the portfolio. Also contributing to the reduction in interest income is the reduction in the size of the portfolio as a result of the reduced volumes of business in the Company's continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

Net Realized Gains

The Company incurred net realized gains in 2010 of $9.2 million compared to $11.0 million in 2009. The net gain in 2010 is primarily due to gains realized from the liquidation of fixed income securities in the Company's insurance subsidiaries in the third and fourth quarters. There were no impairments recorded during 2010 for other than temporarily impaired securities.  The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company's captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company's common equity portfolio and impairments for other than temporarily impaired securities.

Claims Incurred

The loss ratio for 2010 was 96.5% compared to 79.4% for 2009 due to increasing ultimate loss estimates for current and prior accident years. The results for 2010 reflect an increase in the provision for unpaid claims occurring prior to December 31, 2009. This increase amounted to approximately $14.4 million which increased the ratio by 6.5 percentage points for 2010. The results in 2009 reflect an increase in the provision for unpaid claims occurring prior to December 31, 2008 of $1.8 million which increased the ratio by 0.6 percentage points. Consolidated case reserves for individual claims increased 9% to $118.6 million as at December 31, 2010 compared to $108.4 million at December 31, 2009, and IBNR decreased 28% to $56.1 million at December 31, 2010 compared to $78.3 million at December 31, 2009.

Underwriting Expenses

The expense ratio was 52.2% in 2010 and 49.5% in 2009. The higher ratio in 2010 is due to net premium earned decreasing at a greater rate than expense reductions. Expenses included increased legal and other professional fees.

Gain on Buy-Back of Debt

During 2010, Kingsway America, Inc ("KAI") and Kingsway 2007 General Partnership ("KGP") purchased and cancelled $143.3 million par value of its senior unsecured debentures for $124.1 million recording a gain of $19.2 million.  During 2009, KAI and KGP purchased and cancelled $21.6 million par value of its senior unsecured debentures for $12.3 million, recording a gain of $9.5 million.

Gain on Consolidation of Debt

During 2010, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital, as a result of the consolidation of the KLROC Trust.  See Note 19(c) of the consolidated financial statements for further details of the KLROC Trust consolidation.

Combined Ratio

The combined ratio was 148.7% in 2010 compared with 128.9% in 2009, which produced an underwriting loss of $108.4 million in 2010 compared with a loss of $86.1 million in 2009. The underwriting loss is attributable to the factors described in the 'Claims Incurred' and 'Underwriting Expenses' sections above.

Interest Expense

Interest expense for 2010 was $14.8 million, compared to $23.9 million in 2009, representing a 38% decrease. The decrease is primarily due to the significant repurchase of debt during 2010. See Gain on Buy-Back of Debt above.

Net Income and Earnings Per Share

In 2010 we incurred a loss from continuing operations of $61.1 million compared to a loss from continuing operations of $69.6 million in 2009. The loss in 2010 is largely due to underwriting losses and adverse development. These factors have been partially offset by net realized gains on investments and the buyback of the Company's debt which resulted in a gain and lowered interest expense. The Company also recorded a gain on the consolidation of debt.

In 2010, we incurred a net loss of $38.2 million compared to net loss of $290.3 million reported for 2009. The diluted loss per share was $0.73 for 2010 compared to a diluted loss per share of $5.38 for 2009.

Book Value Per Share

Book value per share decreased by 44.5% to $1.82 at December 31, 2010 from $3.28 at December 31, 2009. The decline in book value is due to the factors impacting net income as described above.

Summarized (without notes) consolidated balance sheets, statements of operations and comprehensive loss follow and form part of this news release.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

As at December 31
	2010	2009
Assets
Cash and cash equivalents	$140,567	$49,577
Securities	146,684	280,686
Investment in investee	49,079	-
Accrued investment income	1,957	2,348
Financed premiums	13,572	15,237
Accounts receivable and other assets	48,938	67,692
Funds held in escrow	22,259	-
Due from reinsurers and other insurers	7,651	(164)
Deferred policy acquisition costs	13,952	19,550
Income taxes recoverable	17,991	15,622
Future income taxes	503	8,879
Capital assets	12,469	25,925
Goodwill and intangible assets	43,959	37,543
Assets held for sale	-	1,434,460
	$519,581	$1,957,355
Liabilities and Shareholders' Equity
Liabilities:
Loans payable	$-	$66,222
Accounts payable and accrued liabilities	42,385	57,395
Unearned premiums	66,879	85,635
Unpaid claims	174,708	186,685
Senior unsecured debentures	37,469	176,764
LROC preferred units	15,884	-
Subordinated indebtedness	87,450	87,415
Liabilities held for sale	-	1,127,900
	$424,775	$1,788,016
Shareholders' equity:
Share capital	296,139	295,291
Contributed surplus	15,440	20,549
Retained earnings (deficit)	(231,815)	(193,572)
Accumulated other comprehensive income	15,042	47,071
	94,806	169,339
	$519,581	$1,957,355

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31
	2010	2009	2008
Gross premiums written	$214,048	$261,947	$345,676
Net premiums written	$203,723	$273,095	$332,642
Revenue:
Net premiums earned	$222,481	$298,211	$339,966
Net investment income	16,353	144	31,494
Net realized investment gains (losses)	9,243	10,956	(7,242)
	248,077	309,311	364,218
Expenses:
Claims incurred	214,681	236,801	224,324
Commissions and premium taxes	27,378	47,694	51,160
General and administrative expenses	83,990	85,066	81,364
Restructuring costs	4,803	14,783	-
Interest expense	14,825	23,912	35,022
Amortization of intangible assets	6,621	10,602	9,618
Goodwill impairment	-	-	50,074
	352,298	418,858	451,562
Loss from continuing operations before unusual item and income taxes	(104,221)	(109,547)	(87,344)
Gain on buy-back of debt	19,157	9,501	652
Gain on consolidation of debt	17,821	-	-
Loss from continuing operations before income taxes	(67,243)	(100,046)	(86,692)
Income taxes (recovery)
Current	(14,494)	(37,766)	(15,566)
Future	8,376	7,356	27,728
	(6,118)	(30,410)	12,162
Loss from continuing operations	$(61,125)	$(69,636)	$(98,854)
Income (loss) from discontinued operations, net of taxes	(7,508)	(222,836)	(341,510)
Gain (loss) on disposal of discontinued operations, net of taxes	30,390	2,185	34,499
Net loss	$(38,243)	$(290,287)	$(405,865)
Per share amounts (in dollars)
Loss per share - continuing operations
Basic	$(1.17)	$(1.29)	$(1.79)
Diluted	$(1.17)	$(1.29)	$(1.79)
Loss per share - discontinuing loss
Basic	$0.44	$(4.09)	$(5.56)
Diluted	$0.44	$(4.09)	$(5.56)
Loss per share - net loss
Basic	$(0.73)	$(5.38)	$(7.35)
Diluted	$(0.73)	$(5.38)	$(7.35)
Dividends declared per common share (in Canadian dollars)	$-	$0.04	$0.30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

Years ended December 31
	2010	2009	2008
Comprehensive income (loss)
Net loss	$(38,243)	$(290,287)	$(405,865)
Other comprehensive income (loss), net of taxes:
• Change in unrealized gains (losses) on available-for-sale securities:
Unrealized gains arising during the year, net of income taxes(1)	972	7,170	14,201
Recognition of realized losses (gains) to net income, net of income taxes (2)	(1,583)	(24,064)	(11,361)
• Unrealized gains (losses) on translating financial statements
of self-sustaining foreign operations	6,271	34,489	(56,988)
Recognition of currency translation gain on disposal of subsidiary	(34,075)	-	-
• Gain (loss) on cash flow hedge	(3,614)	6,603	(8,845)
Other comprehensive income (loss)	(32,029)	24,198	(62,993)
Comprehensive income (loss)	$(70,272)	$(266,089)	$(468,858)
(1)   Net of income tax (recovery) of $563 in 2010, $(7,403) in 2009.

(2)   Net of income tax of $815 in 2010, $3,530 in 2009.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties.  These statements relate to future events or future performance and reflect management's current expectations and assumptions.  The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or similar words are used to identify such forward looking information.   Such forward looking statements reflect management's current beliefs and are based on information currently available to management of the Company.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see the Company's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section.  The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com.  The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Kingsway, including a copy of its Annual Report for the year ended December 31, 2010, can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com.

CO: Kingsway Financial Services Inc.

CNW 16:30e 31-MAR-11